17009281

ION

SEC Mail Processing Section

MAR 01 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPEG Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 S KIMBALL AVE. SUITE 100
(No. and Street)

SOUTHLAKE (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. BURKE 817-310-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH MCBRIDE
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET (Address) FORT WORTH (City) TEXAS (State) 76102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM L. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPEG SECURITIES LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING MEMBER
Title

BRETT JENSEN
My Notary ID # 125153251
Expires December 28, 2020

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH McBRIDE

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2016

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH MCBRIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
TPEG Securities, LLC

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2016 , and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meed McBride, PLLC

Fort Worth, Texas
February 22, 2017

TPEG Securities, LLC
Statement of Financial Condition
December 31,2016

ASSETS

Current Assets		
Cash and cash equivalents	$ 99,642	
Total current assets		**$ 99,642**
Total Assets		**$ 99,642**

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable	$ 60,085	
Total current liabilities		**$ 60,085**
Total long-term liabilities		**0**
Total Liabilities		**60,085**
Members' Capital		**39,557**
Total Liabilities and Members' Capital		**$ 99,642**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2016

Revenue		
PP Offering	$ 5,330,654	
Other revenue	17,516	
Regulatory fees	6,629	
Total Revenue		**$ 5,354,799**
Expenses		
Employee compensation and benefits	3,559,308	
General operating expenses	1,730,020	
Occupancy and equipment	24,720	
Regulatory and clearance	24,366	
Technology and communication	5,999	
Total Expenses		**5,344,413**
Income Before the Provisions for Income Taxes		**10,386**
Provision for Income Taxes		
State	(482)	
		(482)
Net Income		**$ 10,868**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2016

Beginning Capital	$	28,689
Net income for the year ended December 31, 2016		10,868
Ending Capital	**$**	**39,557**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Income		$ **10,868**
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in:		
Accounts payable	$ 54,685	
Total adjustments		**54,685**
Net cash provided by operating activities		**65,553**
Cash Flows from Investing Activities		
Purchase of equipment	0	
Net cash (used) by investing activities		**0**
Cash Flows from Financing Activities		
Payments on capital lease obligations	0	
Net cash provided by financing activities		**0**
Net Increase in Cash		**65,553**
Cash and cash equivalents at beginning of year		**34,089**
Cash and cash equivalents at end of year		$ **99,642**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2016

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	**$**	**0**
Taxes		**0**
Total	**$**	**0**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Notes To Financial Statements
For The Year Ended December 31, 2016

Note 1: Description of Business

TPEG Securities, LLC (the "Company") is limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain private placement offerings and does not maintain discretionary accounts for its customers.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Revenue and cost recognition
Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis. Selling, general and administrative costs are charged to expenses as incurred.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability 's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used:

The carrying value of cash and cash equivalents and accounts payable approximate fair value due to the short maturity of these instruments.

Note 4: Related Party Transactions

The Company shares office space, personnel, and other general expenses with a business owned and operated by the members of the Company. The Company reimburses the related entity $3,060 per month to cover their allocation of expenses. As of December 31, 2016, the Company owed a total of $39,220 in expense reimbursements to the related entity. The Company also pays transaction fees to the same related entity which totaled $1,673,761 for the year ended December 31, 2016.

TPEG Securities, LLC
Notes To Financial Statements
For The Year Ended December 31, 2016

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2016, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 6: Income Taxes

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Company's taxable income is passed through its members' personal and business income tax returns.

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2016 were less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2016 was $0.

The Company has also adopted the provisions of ASC Topic 740 (*Income Taxes*) relating to unrecognized tax benefits on January 1, 2009. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Because the Company is a partnership for federal income tax purposes, and therefore not a tax paying entity, there are no liabilities recorded for uncertain tax positions for the year ended December 31, 2016.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2013 or subject to Texas franchise tax examinations for years before 2011.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2016.

Note 8: Subsequent Events

The Company has evaluated subsequent events through February 22, 2017, the date that its financial statements was issued. There were no material events that came to the attention of management and require disclosure in the financial statements.

TPEG Securities, LLC
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2016

Computation of Net Capital:

Total stockholders' equity	$	39,557		
Add: subordinated liabilities		0		
Net capital before other deductions and/or charges			$	39,557
Non-allowable assets:				
12b-1 fees receivable, not offset by related payable and other receivables		0		
Property and equipment		0		
Other assets		0		
Total non-allowable assets				0
Haircut on securities				0
Net Capital			$	39,557

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	4,008
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	34,557
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	33,557

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2016

Computation of Aggregate Indebtedness

Total liabilities	$	60,085
Less: exclusions		0
Aggregated Indebtedness	$	60,085
Percentage of aggregate indebtedness to net capital		152%

Reconciliation with Company's Allowable Net Capital

Net capital, as reported in Company's unaudited Focus Report	$	60,422
Audit adjustments		(20,865)
Adjusted net capital	$	39,557

Changes in Liabilities Subordinated to Claims to General Creditors

Such claims at January 1, 2016	$	0
Additions		0
Reductions		0
Balance of such claims at December 31, 2016	$	0

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedules II and III
December 31, 2016

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

MESCH McBRIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying TPEG Securities, LLC's Exemption Report, in which (1) TPEG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TPEG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) TPEG Securities, LLC stated that TPEG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TPEG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TPEG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch McBride, PLLC

Mesch McBride, PLLC
Fort Worth, Texas
February 22, 2017

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TRINITY | Private Equity Group
Access. Invest. Prosper.
TPEG Securities, LLC

925 S. Kimball Avenue • Suite 100 • Southlake, Texas 76092
817.310.2900 • Fax 817.310.2916
www.TrinityPEG.com

TPEG Securities, LLC's Exemption Report Year Ended December 31, 2016

TPEG Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the period January 1, 2016 to December 31, 2016 without exception.

TPEG Securities, LLC

I, William L. Burke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Managing Member

February 22, 2017

MESCH McBRIDE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of TPEG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by TPEG Securities, LLC and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating TPEG Securities, LLC's compliance with the applicable instructions of Form SIPC-7. TPEG Securities, LLC's management is responsible for TPEG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2016), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details, quarterly FOCUS reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details, quarterly FOCUS reports) supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Mesch McBride, PLLC
Fort Worth, Texas
February 22, 2017